

June 9, 2014

Via E-mail
Terrence E. Bichsel
Chief Financial Officer
FirstMerit
III Cascade Plaza, 7th Floor
Akron, Ohio 44308

Re: **FirstMerit**
Form 10-K for Fiscal Period Ended December 31, 2013
Filed February 25, 2014
File No. 001-11267

Dear Mr. Bichsel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

(k) Acquired Loans, Covered Loans and Related Loss Share Receivable, page 110

1. We note your disclosure that you record a provision for loan losses on acquired nonimpaired loans only when the required allowance, net of any expected reimbursement under any FDIC Loss Share Agreements, to the extent applicable, exceeds the remaining fair value

adjustment.   We believe that consistent with the guidance in ASC 942-10-S99-5 (SAB Topic 11N) the allowance for loan losses should be determined on a gross basis (i.e., not considering the loss sharing agreements) and that the expected reimbursements from the FDIC should be accounted for separately. Please revise your accounting policy and disclosure in future filings as necessary and tell us whether the impact of recording the allowance on a net versus gross basis would have a material impact on any periods presented.

Note 2. Business Combinations, page 120

2. Please tell us the following concerning acquired non-impaired loans in the Citizens acquisition:
   - Clarify your income recognition policy for the discount for acquired credit impaired loans and acquired non-impaired loans;
   - Tell us how you considered the scope guidance in ASC 310-30-15-2 for acquired non-impaired loans given the large spread between the contractually required payments and cash flows expected to be collected and how you determined that acquired non-impaired loans did not meet the scope requirements to be considered acquired credit impaired loans accounted for under ASC 310-30. Specifically, discuss how you determined whether an acquired loan has evidence of deterioration in credit quality subsequent to origination and how you determined if it is probable whether the acquirer will be unable to collect all contractually required payments from the borrower;
   - What you attribute the $681 million difference in contractually required payments and cash flows expected to be collected; and
   - Provide an analysis of the impact on income of recognizing the discount on acquired non-impaired loans using contractual cash flows under ASC 310-20 versus expected cash flows under ASC 310-30.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3321.

Sincerely,

/s/ David Irving

David Irving
Reviewing Accountant